

October 13, 2011

Via E-mail
William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
10805 Fallen Leaf Lane
Port Richey, FL 34668

> **Re: Premier Biomedical, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed October 4, 2011**
> **File No. 333-174876**

Dear Mr. Hartman:

We have reviewed Amendment 2 to your registration statement filed October 4, 2011 in response to our August 25, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your financial statements to present audited financial statements for the period ended December 31, 2010, and unaudited financial statements for the period ended June 30, 2011. Rule 3-02 of Regulation S-X requires the presentation of statements of income and cash flows for the interim period between the latest audited balance sheet and the date of the most recent interim balance sheet being filed, and for the corresponding period of the preceding fiscal year. However, presenting balance sheets for the interim period between the latest audited balance sheet and the date of the most recent interim balance sheet being filed is not required.

2. Please ensure that you label all financial statements and notes that you revised as restated. For example, the audited balance sheet for the audited period ended December 31, 2010 on page F-19 should be labeled as restated.

3. We acknowledge your revised disclosures in response to prior comments 13, 14, 15 and 16. Throughout your document you state that you established the fair value of certain warrants based on an independent valuation. This disclosure appears to infer that the values allocated to warrants were taken directly from a report provided by a third party appraisal firm or that management determined the value of the warrants based on data in a third-party valuation report. Please clarify for us. If you continue to include this disclosure, you must name the appraisal firm and provide their consent in any '33 Act filing that includes this reference. On the other hand, if you determined the valuation of the warrants and in doing so considered or relied in part upon a report of a third party appraisal firm, and the disclosure so states, or the disclosure attributes the valuation to the registrant and not a third party appraisal firm, then there would be no requirement to comply with Rule 436 with respect to the valuation figures. Please refer to the answer to question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website.

License Agreements, page 21

4. We note the information provided in your supplemental response letter in response to our prior comment 6 regarding the definition of PCT. Please add this information to your registration statement, where applicable.

Feldetrex, page 29

5. We note the disclosure added to pages 6 and 29 in response to our prior comments 2 and 4.   Please revise your disclosure in the "Regulation" section starting on page 26 to separately discuss the specific regulatory pathway to be followed for each of the indications for which you expect to market Feldetrex. Also, please consider and address in the disclosure the fact that, despite the fact that Feldetrex contains an approved drug combined with vitamins, the company intends to market the product for indications for which efficacy has not been previously demonstrated in clinical trials submitted to the FDA and for which approval has not been obtained.   In that regard you should also consider the appropriateness of the disclosure added to page 6 under the risk factor "The FDA might not approve our product candidates for marketing and sale." If you still believe that this disclosure is appropriate in light of the revisions made in response to this comment, you should provide a substantive legal analysis supporting your conclusion that FDA approval of Feldetrex can be obtained using an ANDA despite the fact that Feldetrex will be used for currently unapproved indications of Naltrexone.

Potential for Feldetrex, page 32

6. Please define "endogenous enkephalins" where first used on page 32.

Financial Statements as at December 31, 2010, audited
Notes to Financial Statements
Note 7 - Stockholders' Equity, page F-29

7. We acknowledge your revised disclosures in response to prior comments 15 and 16. Please clarify for us and revise your disclosure to state, if true, that you allocated the proceeds received in the financing transactions on a relative fair value basis.

8. Please consider disclosing the narrative disclosure made in response to prior comment 15 in tabular form. Similar disclosure should be made in an appropriate section of your MD&A and should be updated for any new equity issuances up until the time of effectiveness of your registration statement. Please also disclose the expected term of each of the common stock and warrant issuances.

9. Please provide us with an analysis that supports the fair value of each common stock and warrant issuance.

Financial Statements at June 30, 2011, Unaudited

10. Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2010 as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Brian A. Lebrecht, Esq. (The Lebrecht Group, APLC)